FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
838 – 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2.	DATE OF MATERIAL CHANGE

February 25, 2019

ITEM3.	NEWS RELEASE

A news release was disseminated on February 25, 2019 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM4.	SUMMARY OF MATERIAL CHANGE

The Company announced positive results from its Annual General Meeting held on February 22, 2019 in Vancouver, BC.

ITEM5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced positive results from its Annual General Meeting held on February 22, 2019 in Vancouver, BC.

The meeting had a turnout of shareholders representing over 73% of its issued shares eligible to vote at the meeting. Shareholders strongly supported the appointment of the Board and the resolutions proposed.

The number of directors is fixed at six and on a show of hands the Shareholders elected management’s six nominees for directors. Details of the proxy voting are as follows:

DIRECTOR	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD
R Michael Jones	16,777,624	99.52%	0.48%
Frank R Hallam	16,722,176	99.19%	0.81%
Iain D C Mclean	16,813,655	99.73%	0.27%
Timothy D Marlow	16,813,081	99.73%	0.27%
Diana J Walters	16,818,536	99.76%	0.24%
John A Copelyn	16,420,584	97.40%	2.60%

The re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was voted in favour by 99.25% of the Shareholders.

A poll was also conducted with respect to the ordinary resolution to approve ownership of more than 19.9% of the issued and outstanding common shares of the Company upon the exercise of up to 15,090,999 common share purchase warrants (exercisable into up to 1,509,999 common shares of the Company) by HCI Consolidated Investments Inc. or its associated or affiliates (collectively, “HCI”). According to the ballots cast, the ordinary resolution was approved by the Shareholders, other than HCI, with the following results:

DISINTERESTED SHAREHOLDER VOTE SUMMARY

NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
FOR	FOR	AGAINST
12,677,591	98.59%	1.41%

Following the shareholders meeting, the directors ratified the current officers of the Company for the ensuing year.

This material change report may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

5.2	Disclosure for Restructuring Transactions

N/A

ITEM6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM7.	OMITTED INFORMATION

N/A

ITEM8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 899-5450

ITEM9.	DATE OF REPORT

February 25, 2019